# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vertical Aerospace Ltd., CIK 0001867102
CUSIP: G9471C107
Title of class of securities: Ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol, United Kingdom (X0), BS2 0UW
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-21-363636
Filed by CIK 0000006201

## Reporting persons
- American Airlines Group Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,125,000; sole dispositive power 0; shared dispositive power 1,125,000; aggregate amount beneficially owned 1,125,000 (1.3% of the class)
- American Airlines, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,125,000; sole dispositive power 0; shared dispositive power 1,125,000; aggregate amount beneficially owned 1,125,000 (1.3% of the class)

## Item 1. Issuer
Name of issuer: Vertical Aerospace Ltd.
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol BS2 0UW, United Kingdom

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of the following (each a "Reporting Person" and collectively, the "Reporting Persons"):
American Airlines Group Inc.
American Airlines, Inc.
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is 1 Skyview Drive, Fort Worth, Texas 76155.
Citizenship: Each of the Reporting Persons is organized in the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.
The ownership information presented herein represents beneficial ownership of Shares of the Issuer as of the date hereof based upon 84,552,721 Shares outstanding on January 24, 2025 according to the Issuer's prospectus supplement filed pursuant to Rule 424(b)(5) on January 23, 2025.
American Airlines, Inc. is the record holder of 1,125,000 Shares. American Airlines, Inc. is a wholly owned subsidiary of American Airlines Group Inc. As a result, American Airlines Group Inc. may be deemed to share beneficial ownership of the Shares held of record by American Airlines, Inc. American Airlines Group Inc. is a publicly traded company with common stock listed on the Nasdaq Global Select Market.
Percent of class:
American Airlines Group Inc.: 1.3%
American Airlines, Inc.: 1.3%
Sole power to vote or to direct the vote:
American Airlines Group Inc.: 0
American Airlines, Inc.: 0
Shared power to vote or to direct the vote:
American Airlines Group Inc.: 1,125,000
American Airlines, Inc.: 1,125,000
Sole power to dispose or to direct the disposition:
American Airlines Group Inc.: 0
American Airlines, Inc.: 0
Shared power to dispose or to direct the disposition:
American Airlines Group Inc.: 1,125,000
American Airlines, Inc.: 1,125,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- American Airlines Group Inc.: /s/ Devon E. May, Devon E. May, Executive Vice President and Chief Financial Officer (02/12/2025)
- American Airlines, Inc.: /s/ Devon E. May, Devon E. May, Executive Vice President and Chief Financial Officer (02/12/2025)